November 5, 2015

BY EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Attention: Tia Jenkins

Re:                             The Men’s Wearhouse, Inc.
Form 10-K for the Fiscal Year Ended January 31, 2015
Filed March 27, 2015
File No. 001-16097

Dear Ms. Jenkins:

The Men’s Wearhouse, Inc. (the “Company”) filed (i) its Annual Report on Form 10-K for the fiscal year ended January 31, 2015 (the “10-K”) on March 27, 2015 and (ii) its Form 8-K for the interim period ended August 1, 2015 (the “8-K”) on September 9, 2015.  By letter dated October 26, 2015, the Company received the Staff’s comments relating to the 10-K and the 8-K (the “Comments”).  The following numbered paragraphs repeat the Comments for your convenience, followed by the Company’s responses to those Comments.

Form 10-K for the Fiscal Year Ended January 31, 2015

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 32

Results of Operations, page 34

Provision for Income Tax, page 37

1.                                      We note your disclosure that foreign jurisdictions in which you operate had profitability which require you to provide for income tax. We also note that your tax reconciliation on page 71 includes significant adjustments for both the foreign tax rate differential and amortizable tax goodwill. In future filings please expand your disclosure to address clearly the significant adjustments included in your tax reconciliation, including the statutory tax rates and tax expense from your foreign operations in the United Kingdom and Canada. To the extent there are any known uncertainties or trends that could impact your income taxes in future periods, please also address these in your disclosure. Refer to Item 303(a) of Regulation S-K. Please provide draft disclosure in your response.

6380 Rogerdale Road  •  Houston, Texas 77072  •  Phone: (281) 776-7000

Response:

The Company acknowledges the Staff’s comment and, in future filings, will expand its disclosure to address the significant adjustments included in its tax reconciliation if material, including the statutory tax rates and tax expense from its foreign operations in the United Kingdom and Canada.  In addition, the Company confirms that to the extent there are any known uncertainties or trends that could impact income taxes in future periods, these items will be included in the Company’s disclosures.

The following paragraphs contain draft expanded disclosures, updated from the Company’s 2014 Form 10-K, as an example of additional information the Company will provide in future filings (updates are underlined):

“Our effective income tax rate increased from 33.6% for fiscal 2013 to 101.8% for fiscal 2014 primarily due to an increase in permanent items as a percent of pre-tax earnings, mainly consisting of non-deductible transaction costs related to the Jos. A. Bank acquisition, resulting in our effective tax rate being higher than the statutory United States combined federal and state tax rate.  Furthermore, the foreign jurisdictions in which we operate had profitability which require us to provide for income tax, specifically, our operations in Canada and the United Kingdom.  For fiscal 2014, the statutory tax rates in Canada and the United Kingdom were approximately 26% and 20%, respectively, which favorably impacted our effective tax rate.  For fiscal 2014, tax expense for our operations in Canada and the United Kingdom totaled $10.3 million and $1.2 million, respectively.  Lastly, our effective income tax rate was also favorably impacted by amortizable goodwill related to a prior acquisition.

Thus, the combination of tax expense being recorded on U.S. activity (due mainly to the non-deductible transaction costs), and for tax expense from our foreign operations, coupled with low book income results in a higher effective tax rate for fiscal 2014 compared to fiscal 2013.

Our income tax expense and effective income tax rate in future periods may be impacted by many factors, including our geographic mix of earnings and changes in tax laws.  Currently, we expect our effective tax rate in future periods to be lower than the statutory United States combined federal and state tax rate based on the expected geographic mix of earnings.”

Items 2.02 and 9.01 Form 8-K filed September 9, 2015

Exhibit 99.1-GAAP to Adjusted Statements of Earnings Information, page 14

2.                                      We note that you present full GAAP to Non-GAAP Adjusted Statements of Earnings for the three and six months ended August 1, 2015 and August 2, 2014. We believe that the presentation of a full non-GAAP income statement may attach undue prominence to the non-GAAP information, results in the creation of many additional non-GAAP measures (e.g. non-GAAP cost of goods sold, interest income and selling, general and administrative expense, etc.) and may give the impression that the non-GAAP income statement represents a comprehensive basis of accounting. Please confirm to us that you will not present non-GAAP consolidated income statements in future filings. Refer to Question 102.10 of the Non-GAAP Financial Measures Codification and Disclosure Interpretation that is available on our website at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm As an alternative, you may present a non-GAAP performance measure reconciled to the most comparable measure calculated in accordance with GAAP.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it considered Question 102.10 of the Non-GAAP Financial Measures Codification and Disclosure Interpretation in preparing its disclosures and believes its current presentation is in compliance with current SEC guidance.  The Company notes that presentation of a full non-GAAP income statement is generally not appropriate since it may attach undue prominence to the non-GAAP information but is not entirely prohibited.

The Company advises the Staff that the format of its reconciliation was not intended to attach undue prominence to the non-GAAP information but was to present the required reconciliation between non-GAAP measures and its most directly comparable GAAP financial measure.  The Company has taken a number of steps so as not to attach undue prominence to the non-GAAP information. The GAAP reported statement of earnings is presented before the GAAP to non-GAAP reconciliation and the Company’s narrative discussion of GAAP financial results precedes its discussion of non-GAAP financial results, making the non-GAAP information clearly secondary to the GAAP information.  Furthermore, the Company notes it includes the following language in its explanation of the use of non-GAAP financial measures to avoid attaching undue prominence to the non-GAAP information:  “The non-GAAP financial information should be considered in addition to, not as a substitute for or as being superior to, operating income, cash flows, or other measures of financial performance prepared in accordance with GAAP.”

In addition, the Company notes that it recently completed the acquisition of the Jos. A. Bank brand and is still in the process of integrating that brand into its other businesses. The Company further notes that the disclosures included in the Company’s reconciliation were formulated in response to requests by users of the Company’s financial statements for better understanding of the effect of the acquisition and integration on the Company’s financial results and that the non-GAAP information is also provided to the Company’s Board of Directors and executive management.  Based on ongoing discussions with users of the financial statements, we have been informed that users find the format informative and have commented favorably to the Company about the usefulness of the reconciliation.  The Company believes that it is beneficial to have all the components of non-GAAP results in one summary schedule which allows users to easily identify the impact of non-GAAP items on its results of operations and to compare such results to the Company’s publicly issued guidance.  The Company believes that presenting separate reconciliations or excluding line items from the current format may make this process more cumbersome.  For example, if we no longer prepared the reconciliation in this format, users would likely attempt to compile it themselves, which would lead to additional confusion and diversity in practice and reduced transparency.

As a result, we believe that providing this comprehensive reconciliation and presentation is responsive to the needs of the Company’s financial statement users and fulfills the requirements in Regulation G and Item 10(e)(1)(i) of Regulation S-K and is not prohibited by Question 102.10.

The Company advises the Staff, however, that it currently expects the integration of the Jos. A. Bank business to be substantially complete during fiscal 2016 and, as a result, the current format of its reconciliation of GAAP to Non-GAAP results will no longer be necessary after fiscal 2016.

In connection with responding to your comments, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If any member of the Staff has any questions concerning these matters or needs additional information or clarification, he or she should contact A. Alexander Rhodes, Executive Vice President and General Counsel at 510-723-8669.

Very truly yours,

/s/ JON W. KIMMINS

Jon W. Kimmins
Executive Vice President, Chief Financial Officer and Treasurer